Exhibit 99.6

James Hardie Industries plc (Company)

Directors’ Report

for the half year ended 30 September 2013

Directors

As of the date of this report the members of the Board are: MN Hammes (Chairman), DG McGauchie AO (Deputy Chairman), and BP Anderson, D Harrison, A Littley, J Osborne, RMJ van der Meer and L Gries (CEO).

The only change in the composition of the Board between 1 April 2013 and the date of this report are that D Dilger retired as a director when his three-year term expired on 12 August 2013.

Review of Operations

Please see Management’s Analysis of Results relating to the period ended 30 September 2013.

Auditor’s Independence

The Directors obtained an annual independence declaration from the Company’s auditors, Ernst & Young LLP.

This report is made in accordance with a resolution of the Board.

/s/ Mike Hammes	/s/ Louis Gries
MN Hammes Chairman	L Gries Chief Executive Officer

Dublin, Ireland, 14 November 2013

James Hardie Industries plc

Board of Directors’ Declaration

for the half year ended 30 September 2013

The Board declares that with regard to the attached Directors’ Report:

a)	the Directors’ Report complies with the accounting standards in accordance with which it was prepared;

b)	the information contained in the Directors’ Report fairly presents, in all material respects, the financial condition and results of operations of the Company; and

c)	in the Directors’ opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This report is made in accordance with a resolution of the Board.

/s/ Mike Hammes	/s/ Louis Gries
MN Hammes Chairman	L Gries Chief Executive Officer

Dublin, Ireland, 14 November 2013